Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

March 28, 2008

ACCESSING A LONG/SHORT, MULTI-CURRENCY STRATEGY JUST GOT EASIER.

iPath from Barclays is pleased to announce the launch of the iPath® Optimized Currency Carry ETN (ICI).

This new ETN offers investors diversified access to the “carry trade,” a long/short currency strategy. The carry trade captures returns by investing in high-yielding major (G10) currencies while financing this exposure by borrowing in low-yielding G10 currencies. Until now, this optimized strategy was generally available only to institutions and other large investors.

ICI™ MONTHLY OPTIMIZATION

CURRENCY	SYMBOL	WEIGHTING
Euros	EUR	28.31%
Swedish Krone	SEK	-21.45%
Norwegian Krone	NOK	24.45%
British Pounds	GBP	41.89%
New Zealand Dollars	NZD	17.17%
Japanese Yen	JPY	23.25%
Australian Dollars	AUD	11.07%
Canadian Dollars	CAD	-20.42%
U.S. Dollars	USD	-47.21%
Swiss Francs	CHF	-57.05%

Source: Barclays Capital 2/15/08

The iPath® Optimized Currency Carry ETN provides several portfolio benefits, including:

•	Low Correlation: Access to a low correlated source of portfolio return

•	Currency Diversification: Optimized long/short exposure to 10 developed-country currencies

•	Risk Management: Currency volatility minimized through a risk controlled strategy

ICI™ CORRELATIONS TO MAJOR MARKET INDEXES

INDEX	CORRELATION
S&P 500® Index	0.33
Lehman U.S. Aggregate Index	0.07
Dow Jones-AIG Commodity Index Total ReturnSM	-0.03
MSCI EAFE Index	0.29

Source: Barclays Capital, S&P, Lehman Brothers DJ AIG, MSCI (2/03—2/08) based on monthly returns

FOR MORE INFORMATION

Download Carry On, a new product strategy brief that will guide you through:

•	The case for including a currency carry strategy in a portfolio

•	The benefits of the iPath® Optimized Currency Carry ETN (ICI)

  Download the ICI Product Strategy Brief

  Read the ICI Info Sheet

         Visit the ICI Product Page in iPathETN.com

FOR MORE INFORMATION

  Download the ICI Product Strategy Brief

  Read the ICI Info Sheet

         Visit the ICI Product Page in iPathETN.com

iPATH ETN BENEFITS

•	Cost efficiency[1]

•	Daily exchange liquidity

•	Continuous pricing

•	Definable performance

[1]

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

FIND YOUR iPATH	1-877-87-iPATH (1-877-874-7264)	www.iPathETN.com

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the Barclays Intelligent Carry Index™ is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Barclays Intelligent Carry Index™ and the USD Intelligent Carry Index™ are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6467-iP-0308

•  Not FDIC Insured    •  No Bank Guarantee    •  May Lose Value

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Barclays Global Investors

45 Fremont Street

San Francisco, CA 94105